Exhibit 99.1

ASML Supervisory Board Intends to Appoint Klaus Fuchs to the ASML Board of Management

VELDHOVEN, the Netherlands, October 26, 2005 — The Supervisory Board of ASML Holding NV (ASML) today announced its intention to appoint Klaus Fuchs as an executive vice president and member of the Board of Management of the company, subject to notification of the annual general meeting of shareholders scheduled on March 23, 2006. Klaus Fuchs will be responsible for ASML’s operations worldwide.

Klaus Fuchs, 46, has served since 2003 as a vice president of the industrial group Linde AG. Previously, he held management positions at TRW Aerospace and Daimler-Benz Aerospace.

“We are very pleased that Klaus Fuchs will be joining the ASML team,” said Eric Meurice, president and CEO, ASML. “He brings leadership and a track record of measurable results to ASML. Klaus will contribute strongly to ASML’s pursuit of operational excellence.”

In addition, ASML announced that Dave Chavoustie, executive vice president, has confirmed to the Supervisory Board that he plans to retire from his position on the Board of Management, effective December 31, 2005. Chavoustie, 62, joined ASML in 1998 and has been responsible for sales.

“Dave’s in-depth experience in the semiconductor industry has been a strong asset to ASML,” said Meurice, who will assume responsibility for sales. “During his tenure, Dave was very instrumental in ASML’s significant market share success, thanks to his ability to address our customers’ changing needs in this highly cyclical industry. We will miss his leadership and we wish him well in his retirement.”

About ASML

ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at ASML.com.

Media Relations Contact Tom McGuire - Corporate Communications – +31 40 268 5758 – Veldhoven, the Netherlands

Investor Relations Contacts Craig DeYoung - Investor Relations – +1 408 383 4005 - Tempe, Arizona Franki D’Hoore - Investor Relations – +31 40 268 6494 - Veldhoven, the Netherlands